UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1)*

BIOCRYST PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09058V 10 3

(CUSIP Number)

      December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_]                            Rule 13d-1(b)

    [X]                            Rule 13d-1(c)

    [_]                            Rule 13d-1(d)

____________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed“ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act“) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Capital Management, Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                13-4198980

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,314,635*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,314,635*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,314,635*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Adam D. Sender

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,314,635*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,314,635*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,314,635*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Differential Trading, Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                13-4198967

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,138,316*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,138,316*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,138,316*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.4%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Differential Partners, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                13-4198967

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,138,316*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,138,316*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,138,316*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.4%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Differential Holdings, Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                98-0196436

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,138,316

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,138,316

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,138,316

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.4%

12.	TYPE OF REPORTING PERSON*	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Integrated International Fund, Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	160,569*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	160,569*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	160,569*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Integrated Partners, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                81-0569352

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	160,569*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	160,569*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	160,569*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Holdings, Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                33-1022433

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	160,569

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	160,569

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	160,569

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%

12.	TYPE OF REPORTING PERSON*	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

1.             NAMES OF REPORTING PERSONS

                                Exis Capital, LLC

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                13-4199212

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]

3.             SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,298,885*

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER * With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.	1,298,885*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,298,885*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.3%*
* With respect to certain of these shares, the Reporting Person disclaims beneficial ownership as set forth in Item 4 of this Amendment to Schedule 13G.

12.	TYPE OF REPORTING PERSON*	OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09058V 10 3

Item 1.

(a)	Name of Issuer:
Biocryst Pharmaceuticals Inc. (the “Issuer“).
(b)	Address of Issuer's Principal Executive Office:
2190 Parkway Lake Drive, Birmingham, Alabama 25344.

Item 2.

(a)     Name of Persons Filing:

This Amendment to  Schedule 13G is being filed on behalf of (1) Exis Capital Management, Inc. (“ECM“), a Delaware corporation, (2) Adam D. Sender, an individual who is a citizen of the United States of America (“Sender“),  (3) Exis Differential Trading, Ltd. (“Foreign Feeder A“), a British Virgin Islands international business company, (4) Exis Differential Partners, L.P. (“Domestic Feeder A“), a Delaware limited partnership, (5) Exis Differential Holdings, Ltd (“Master Fund A“)., a British Islands international business company, (6) Exis Integrated International Fund, Ltd. (“Foreign Feeder B“), a Cayman Islands exempt company, (7) Exis Integrated Partners, L.P. (“Domestic Feeder B“), a Delaware limited partnership, (8) Exis Holdings, Ltd. (“Master Fund B“), a Cayman Islands exempt company and (9) Exis Capital, LLC (“Exis Capital“), a Delaware limited liability company (collectively, ECM, Sender, Foreign Feeder A, Domestic Feeder A, Master Fund A, Foreign Feeder B, Domestic Feeder B, Master Fund B and Exis Capital are referred to herein as the “Reporting Persons“).

ECM is the investment manager for Foreign Feeder A, Master Fund A, Foreign Feeder B and Master Fund B, and managed a separate account (the “Separate Account“) for Guggenheim Portfolio Company XVII, LLC (“GPC“) through December 31, 2003.  As of the date of the filing of this Amendment, ECM no longer manages the Separate Account for GPC.  Domestic Feeder A and Foreign Feeder A provide the working capital for Master Fund A.  Domestic Feeder B and Foreign Feeder B provide the working capital for Master Fund B. Exis Capital is the general partner of Domestic Feeder A and Domestic Feeder B.

Sender is the sole shareholder of ECM, which serves as investment manager for Master Fund A, Master Fund B and served as investment manager for GPC through the Separate Account through December 31, 2003.  As of the date of the filing of this Amendment, Sender no longer serves as investment manager for GPC through the Separate Account.  In addition, Sender is the Managing Member and sole Member of Exis Capital, the general partner of Domestic Feeder A, which invests its partners' capital in Master Fund A and the general partner of Domestic Feeder B, which invests its partners' capital in Master Fund B.

(b) Address of Principal Business Office or if none, Residence:

Each of ECM, Domestic Feeder A, Domestic Feeder B and Exis Capital has its principal office and principal business address at 875 Third Avenue, 29th Floor, New York, NY 10022.

Each of Foreign Feeder A and Master Fund A has its principal office and principal business address at: c/o Bison Financial Services Limited, P.O. Box 3460, Bison Court, Road Town, Tortola, British Virgin Islands.

Each of Foreign Feeder B and Master Fund B has its principal office and principal business address at:  c/o Caledonian Bank & Trust Ltd., P.O. Box 1043 G.T., George Town, Grand Cayman, Cayman Islands.

(c)         Citizenship:

The citizenship of each Reporting Person is set forth in the first paragraph of Item 2(a) above.

(d) Title of Class of Securities:

 Common stock, par value $.01 (the “Common Stock“).

(e)      CUSIP Number :

09058V 10 3

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13-d2(b) or (c), Check Whether the Person Filing is a:

         (a) [_]             Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]             Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_]             Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_]             Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_]             An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

         (f) [_]             An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

         (g) [_]             A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

         (h) [_]             A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [_]             A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [_]             Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount beneficially owned:

ECM may be deemed to beneficially own 1,314,635 shares (7.4%) of Common Stock, consisting of 1,138,316 (6.4%) shares of Common Stock owned directly by Master Fund A, 160,569 (0.9%) shares of Common Stock owned directly by Master Fund B, and 15,750 (0.1%) shares held in the Separate Account through December 31, 2003.

Sender may be deemed to beneficially own 1,314,635 shares (7.4%) of Common Stock, consisting of 1,138,316 (6.4%) shares of Common Stock owned directly by Master Fund A, 160,569 (0.9%) shares of Common Stock owned directly by Master Fund B, and 15,750 (0.1%) shares held in the Separate Account through December 31, 2003.

Foreign Feeder A may be deemed to beneficially own 1,138,316 shares (6.4%) of Common Stock.

Domestic Feeder A may be deemed to beneficially own 1,138,316 shares (6.4%) of Common Stock.

Master Fund A beneficially owns 1,138,316 shares (6.4%) of Common Stock.

Foreign Feeder B may be deemed to beneficially own 160,569 shares (0.9%) of Common Stock.

Domestic Feeder B may be deemed to beneficially own 160,569 shares (0.9%) of Common Stock.

Master Fund B beneficially owns 160,569 shares (0.9%) of Common Stock.

Exis Capital may be deemed to beneficially own 1,298,885 shares (7.3%) of Common Stock.

Of the 1,314,635 shares of Common Stock held in the aggregate by Master Fund A, Master Fund B and GPC through the Separate Account through December 31, 2003, each of Sender, ECM, Exis Capital, Domestic Feeder A, Foreign Feeder A, Domestic Feeder B and Foreign Feeder B disclaims beneficial ownership with respect to those shares.

Of the 1,298,885 shares of Common Stock held by Master Fund A and Master Fund B in the aggregate, Exis Capital disclaims beneficial ownership with respect to those shares held by Master Fund A that may be deemed to be beneficially owned by Foreign Feeder A and those shares held by Master Fund B that may be deemed to be beneficially owned by Foreign Feeder B.

Master Fund B disclaims beneficial ownership of the 1,138,316 shares of Common Stock held by Master Fund A.  In addition, each of Foreign Feeder A and Domestic Feeder A, disclaims beneficial ownership of those shares held by Master Fund A that may be deemed to be beneficially owned by Domestic Feeder A or Foreign Feeder A, respectively.

Master Fund A disclaims beneficial ownership of the 160,569 shares of Common Stock held by Master Fund B.  In addition, each of Foreign Feeder B and Domestic Feeder B, disclaims beneficial ownership of those shares held by Master Fund B that may be deemed to be beneficially owned by Domestic Feeder B or Foreign Feeder B, respectively.

Each of Master Fund A and Master Fund B disclaims beneficial ownership of the 15,750 shares of Common Stock which were held in the Separate Account on behalf of GPC through December 31, 2003.

(b)         Percent of class:  See Item 11 of the Cover Pages to this Schedule 13G.  The foregoing is based on 17,733,583 shares of Common Stock issued and outstanding on October 31, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the Securities and Exchange Commission on November 12, 2003.

(c)         Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  See Item 5 of the Cover Pages to this Amendment to Schedule 13G.

(ii)         Shared power to vote or to direct the vote: See Item 6 of the Cover Pages to this Amendment to Schedule 13G.

(iii)        Sole power to dispose or to direct the disposition of:  See Item 7 of the Cover Pages to this Amendment to Schedule 13G.

(iv)        Shared power to dispose or to direct the disposition of:  See Item 8 of the Cover Pages to this  Amendment to Schedule 13G.

 Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.        [_]

Item 6.       Ownership of More than Five Percent on Behalf of Another Person .

                    Not Applicable.

Item 7.       Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not applicable.

Item 8.      Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.       Notice of Dissolution of Group.

                   Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

EXIS CAPITAL MANAGEMENT, INC.

By /s/ Adam D. Sender
Name: Adam D. Sender
Title: President

/s/ Adam D. Sender
Adam D. Sender

EXIS DIFFERENTIAL TRADING, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS DIFFERENTIAL PARTNERS, L.P.

EXIS CAPITAL, LLC,
its general partner

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer

EXIS DIFFERENTIAL HOLDINGS, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS INTEGRATED INTERNATIONAL FUND, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS INTEGRATED PARTNERS, L.P.

EXIS CAPITAL, LLC,
its general partner

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer

EXIS HOLDINGS, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS CAPITAL, LLC
By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer

                                                                      EXHIBIT 1

AGREEMENT TO FILE A JOINT STATEMENT

                   By their signatures, the undersigned agree to file a joint Schedule 13G and understand that such statement is filed by or on behalf of each of them.

Dated: February 10, 2004

EXIS CAPITAL MANAGEMENT, INC.

By /s/ Adam D. Sender
Name: Adam D. Sender
Title: President

/s/ Adam D. Sender
Adam D. Sender

EXIS DIFFERENTIAL TRADING, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS DIFFERENTIAL PARTNERS, L.P.

EXIS CAPITAL, LLC,
its general partner

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer

EXIS DIFFERENTIAL HOLDINGS, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS INTEGRATED INTERNATIONAL FUND, LTD.

By /s/ Jeffrey Ervie
Name: Jeffrey Ervine
Title: Director

EXIS INTEGRATED PARTNERS, L.P.

EXIS CAPITAL, LLC,
its general partner

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer

EXIS HOLDINGS, LTD.

By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Director

EXIS CAPITAL, LLC
By /s/ Jeffrey Ervine
Name: Jeffrey Ervine
Title: Chief Operating Officer